Exhibit 8.1

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Victory Hero Capital Limited	British Virgin Islands
Wching Tech Ltd Co. Limited	Hong Kong
Power Sweet Home Limited	British Virgin Islands